UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

ZHONGPIN INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98952K107

(CUSIP Number)

Xianfu Zhu

Baoke Ben

Chaoyang Liu

Juanjuan Wang

Qinghe Wang

Shuichi Si

c/o Henan Zhongpin Food Co., Ltd.

No. 21, Changshe Road, City of Changge

Henan Province, PRC, 461500

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Xianfu Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

2

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Baoke Ben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

3

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Chaoyang Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

4

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Juanjuan Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

5

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Qinghe Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

6

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Shuichi Si
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

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Introductory Note

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed jointly by Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si. Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si are collectively referred to herein as the “Reporting Persons.”

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2012 (the “Schedule 13D”) on behalf of the Reporting Persons with respect to Zhongpin Inc. (the “Company”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 27, 2013, the Company held a special meeting of its shareholders (the “Special Meeting”) at No. 21, Changshe Road, City of Changge, Henan Province, China. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of February 8, 2013 (the “Merger Agreement”), by and among (i) Golden Bridge Holdings Limited (“Parent”), (ii) Golden Bridge Merger Sub Limited (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, (iii) the Company and (iv) Xianfu Zhu (solely for purpose of 6.15 therein), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”).

On June 27, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each outstanding share of Company Common Stock was converted into the right to receive $13.50 in cash, without interest, excluding (a) shares of common stock owned by the Company as treasury stock and shares owned by Parent or Merger Sub, including shares contributed to Parent by Mr. Xianfu Zhu, Mr. Baoke Ben, Mr. Chaoyang Liu, Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang (the “Rollover Investors”), all of which shares of common stock have been cancelled without the right to receive any consideration thereon, and (b) shares of common stock owned by stockholders who have exercised, perfected and not withdrawn a demand for or lost the right to, appraisal rights under the Delaware General Corporation Law (“DGCL”), which shares of common stock have been cancelled and have entitled the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the DGCL (collectively, the “Excluded Shares”).

In addition, as of the Effective Time, each outstanding stock option (whether vested or unvested) was cancelled and converted into the right to receive a cash payment equal to the excess of, if any, $13.50 over the exercise price per share of such stock option, without interest and less required withholding taxes.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on June 27, 2013 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

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Pursuant to a certain contribution agreement, dated as of November 26, 2012 (the “Contribution Agreement”), by and among Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si (the “Rollover Holders”), Holdco, Parent and the Company, the Rollover Holders contributed to Parent an aggregate of 9,687,505 shares of Common Stock in exchange for the same amount of common stock of Holdco, immediately prior to the effective time of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit 7.05 to the Schedule 13D and is incorporated herein by reference in its entirety.

Pursuant to a certain voting agreement, dated as of November 26, 2012 (the “Voting Agreement”), by and among the Rollover Holders, Parent and the Company, the Rollover Holders, who collectively owned approximately 26.87% of the outstanding shares of Common Stock prior to the effective time of the Merger, appeared at the Special Meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.06 to the Schedule 13D and is incorporated herein by reference in its entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) – (b)	As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)	The sixth paragraph in Item 4 of this Amendment No. 1 is incorporated herein by reference and is qualified in its entirety by reference to the Contribution Agreement

Other than the transactions listed above, none of the Reporting Persons has effected any transactions of the Common Stock during the past sixty (60) days.

(d)	Not applicable.

(e)	June 27, 2013.

ITEM 6.	ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated December 6, 2012 (incorporated by referent to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on December 6, 2012).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

Xianfu Zhu

By:	/s/ Xianfu Zhu

Baoke Ben

By:	/s/ Baoke Ben

Chaoyang Liu

By:	/s/ Chaoyang Liu

Juanjuan Wang

By:	/s/ Juanjuan Wang

Qinghe Wang

By:	/s/ Qinghe Wang

Shuichi Si

By:	/s/ Shuichi Si

[Signature Page to 13D/A]

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